Exhibit 99.56

BC FORM 51-102F3

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA) AND
NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Burcon NutraScience Corporation (“Burcon”)
1946 West Broadway
Vancouver, British Columbia
V6J 1Z2
Phone: (604) 733-0896

Item 2.	Date of Material Change

August 27, 2010

Item 3.	Press Release

August 30, 2010

The press release was disseminated through Canada Newswire Limited, Canada Stockwatch and Market News. It was also filed with the regulatory authorities via SEDAR.

Item 4.	Summary of Material Change

On August 30, 2010 Burcon announced that the U.S. Food and Drug Administration (the “FDA” or “Agency”) had issued a no objection letter with respect to Puratein® an Supertein™ canola protein isolates.

Item 5.	Full Description of Material Change

Pursuant to the license and development agreement (the “License and Development Agreement”) dated September 16, 2003 and as amended on June 18, 2007 made among Burcon, Burcon’s wholly-owned subsidiary, Burcon NutraScience (MB) Corp. and Archer Daniels Midland Company (“ADM”) the parties agreed to obtain GRAS (Generally Regarded as Safe) status for Burcon’s canola protein isolate products in the United States. Burcon and ADM undertook scientific studies to support a U.S. GRAS affirmation process.

On October 6, 2008, Burcon announced that its Puratein® and Supertein™ canola protein isolates were GRAS for their intended use in a variety of food and beverage applications. The products were self-affirmed GRAS through an independent evaluation by a panel of qualified experts in the fields of food safety, toxicology, nutritional sciences, food allergies and pediatric nutrition. Burcon’s Puratein® and Supertein™ were the first canola protein isolates to have attained GRAS status in the United States. GRAS status permits Puratein® and Supertein™ to be marketed and used in a variety of mainstream foods and beverages for human consumption.

Following GRAS self-affirmation, Burcon and ADM chose to pursue GRAS notification for Puratein® and Supertein™ canaola protein isolates.

On August 30, 2010, Burcon announced that the FDA issued a no objection letter with respect to Puratein® and Supertein™ canola protein isolates.

A no objection letter indicates that the FDA has no objection to the conclusion that Puratein® and Supertein™ are Generally Recognized as Safe (GRAS) among qualified experts for use alone or together as an ingredient in dairy products, grain products, fruit and vegetable juices and beverages, salad dressings, meal replacements, and nutritional bars.

Based on the information provided, as well as other information available to the FDA, the Agency has no questions at this time regarding the conclusion that Puratein® and Supertein™ are GRAS under the intended conditions of use. As such, Puratein® and Supertein™ are now considered to be GRAS Notified.

Burcon’s patented process for the production of Puratein® and Supertein™ canola protein isolates broadly separates the two naturally occurring proteins found in canola. The two naturally occurring proteins in canola, cruciferin and napin, have highly distinct functional and nutritional characteristics, similar to the way that the two proteins in egg, egg-yolk and egg-white, have distinct characteristics. Burcon’s patented process for the production of Puratein® and Supertein™ canola protein isolates thereby creates two distinct protein ingredients with separate and distinct nutritional and functional profiles allowing for their use in a broader variety of food and beverage applications.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Johann F. Tergesen
1946 West Broadway
Vancouver, B.C. V6J 1Z2
Telephone: (604) 733-0896

Item 9.	Date of Report

August 31, 2010